FactorShares Trust
35 Beechwood Road, Suite 2B
Summit, New Jersey 07901

October 9, 2015

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	FactorShares Trust (the “Trust”) File Nos.: 333-182274 and 811-22310 Retail Franchise ETF and BlueStar TA-BIGITech™ Israel Technology ETF (each a “Fund” and together, the “Funds”)

Dear Mr. Minore:

This correspondence is in response to comments you provided to the Trust on September 19 and 21, 2015 with respect to the Retail Franchise ETF and BlueStar TA-BIGITech™ Israel Technology ETF and Post-Effective Amendments Nos. 13 and 14 to the Trust’s registration statement on Form N-1A, which were filed via EDGAR on July 31 and August 7, 2015, respectively. For your convenience, your comments have been reproduced with responses following each comment.

Please note that, as previously discussed, the name of the underlying index for the Retail Franchise ETF has been revised to further focus the index, and the name of the Fund has been changed commensurately, as follows:

Old Name	New Name
Retail Franchise ETF	The Restaurant ETF

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
comments from the U.S. Securities and Exchange Commission (the “Commission”) or the staff, or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Retail Franchise ETF

Comment 1.	Please confirm whether all Index constituents will meet the criteria detailed in the first sentence of the second paragraph under “Principal Investment Strategies.”

Response:
The following replaces the aforementioned sentence: “The Index tracks the performance of companies worldwide that utilize a majority of their assets for, or derive a majority of their revenues from, the operation of restaurants.”

Comment 2.
If a material portion of the underlying index will be allocated to any one retail category (i.e. restaurants, hotels, etc.) or any one country or geographic region, please disclose any related principal risks. Please also confirm that the Fund will update its prospectus with additional risk disclosure should the Fund’s geographic concentration change in the future.

Response:
The Index has been revised to include only companies in the restaurants category, and the “Retail Franchise Companies Risk” disclosure has been revised accordingly. Additionally, the Registrant does not expect the Index to concentrate in any one particular country or geographic region outside the United States. Consequently, the Registrant has not added further disclosure regarding geographic concentrations or any related risks, although the Registrant confirms that it will add such disclosure should the Fund’s geographic concentration change in the future.

Comment 3.	To better reflect the name of the Fund, please replace all instances of “retail companies” in the Prospectus and SAI with “retail franchise companies.”

Response:	Given the change to the Fund’s Index and name, instances of “retail companies” have been replaced with “restaurants.”

Comment 4.	Please confirm whether there are any risks applicable to franchisees that may not otherwise apply to franchisors and add disclosure accordingly.

Response:	The Registrant does not expect that franchisees will constitute a significant portion of the Index. Consequently, no additional disclosure regarding franchisees has been added.

BlueStar TA-BIGITech™ Israel Technology ETF

Comment 5.	Please confirm what “BIGI” stands for and consider including additional disclosure as applicable.

Response:
“BIGI” stands for the Bluestar Israel Global Indexes, a reference to the family of index products owned by BlueStar and that focuses on Israeli companies. “BIGI” does not refer to any aspect of the Fund’s investment strategies or risks, and consequently, no additional disclosure has been added.

Comment 6.	The Fund’s investment objective currently states that the Fund will track the TASE-BlueStar Israel Global Technology Index. Please explain both the reference to “global”?

Response:
The term “global” in the Index name reflects the fact that the securities of the Israeli companies in the Index may be listed on a securities exchange outside of Israel. The Registrant notes that the word “global” is not part of the Fund’s name.

Comment 7.	Please expand upon the disclosure under “Principal Investment Strategies” and explain what factors are considered when determining whether an issuer is an Israeli technology company.

Response:	The following disclosure has been added to the “Additional Information about the Fund’s Investment Objective and Strategies” section.

An issuer qualifies as an “Israeli company” when it meets one criteria from Group A and one criteria from Group B; or meets one criteria from Group A and two criteria from Group C, as follows:

	Group A		Group B		Group C
●	At least 20% of the company’s employees are located in Israel	●	The company’s securities are listed on the Tel Aviv Stock Exchange	●	The company has a majority of its Board of Directors or at least two Executive Officers domiciled in Israel
●	At least 20% of the company’s long-lived assets are located in Israel	●	The company’s tax status is in Israel	●	The company’s business results would be materially altered without its Israeli assets. These assets may include but are not limited to: intellectual and human capital, or licenses to Israeli technology that materially affect revenue or R&D
●	The company has a major research and development (“R&D”) center in Israel	●	The company is incorporated in Israel	●	The company is a subsidiary or non-Israel operating branch of a company that would otherwise be considered Israeli
		●	The company maintains a headquarters in Israel or has a dual-headquarters in Israel

An issuer qualifies as a “technology company” when it meets one of the following criteria:

•	The company is defined as an “Information Technology” company by Standard & Poor’s Global Industry Classification Standard (“GICS”)
•	The company operates in one of the following Industries or Sub-Industries as defined by GICS:
o	Health Care Equipment and Supplies
o	Biotechnology
o	Life Sciences Tools & Services
o	Aerospace & Defense
o	Clean Energy and Clean Water Technology
o	Agriculture Technology
•	The company is a holding company of companies that operate predominantly as technology companies

Comment 8.	Please provide updated Index information, no older than the last rebalance, in the sixth paragraph under “Principal Investment Strategies.”

Response:	The requested information has been added.

Comment 9.
The second paragraph of the “Index Providers” section states that an affiliate of BlueStar has agreed to assume responsibility for all expenses, other than those defined as “Excluded Expenses.” Please explain why an affiliate of BlueStar would assume this responsibility versus BlueStar assuming the responsibility directly.

Response:
The BlueStar family of companies is structured to enable different entities to pursue different business lines.  In particular, one entity is focused on the development and licensing of index products, and a separate entity exists to sponsor products such as the Fund.  Consequently, the Index has been licensed for use by the Fund from one entity, and a different entity has agreed to be responsible for Fund expenses as disclosed in the Prospectus.

Comment 10.	Please revise the first sentence of the third paragraph under “Index/Trademark Licenses/Disclaimers” to clarify whether the Index Provider may promote the Fund.

Response:	The first sentence of the above-referenced paragraph has been deleted.

Comment 11.	In Appendix A, please define the term “Listing Exchange.”

Response:	References to the “Listing Exchange” have been revised to refer to the “Exchange.”

All Funds

Comment 12.	With respect to each Fund’s 80% investment policy, please revise references in the Prospectus and SAI to “the type of securities suggested by the Fund’s name” to specifically reference such type(s).

Response:	The requested changes have been made to reflect the type of securities described in the applicable Fund’s strategy disclosure.

Comment 13.	Please confirm that the Advisory agreement states that while certain expenses are the responsibility of the sponsor, the adviser retains the ultimate obligation to the Fund for such expenses.

Response:
The Registrant confirms that the Funds’ Advisory Agreement permits the Adviser to enter into agreements with third-parties, such as the sponsor, to pay some or all of the expenses incurred by a Fund and expressly states that “no such agreement(s) shall release the Adviser from its obligation to the Trust to pay the expenses described in this [Advisory] Agreement.”

Comment 14.	Please confirm that the securities purchased by each Fund outside of those included in the applicable Underlying Index will not be used to effectuate leverage.

Response:	The Registrant so confirms.

Comment 15.
Under “Fund Management” please confirm that the exceptions to the expenses paid for by the Adviser are detailed in each Fund’s Advisory Agreement. Please also file a copy of the applicable Advisory Agreement.

Response:
The Registrant confirms that the exceptions disclosed in the above-referenced section are detailed in the Funds’ Advisory Agreement. The Registrant further notes that the Funds’ Advisory Agreement was previously filed as an exhibit with Post-Effective Amendment No. 5 to the Trust’s Registration Statement, which was filed on November 4, 2014 in connection with a prior series of the Trust. An Amendment to the Advisory Agreement to add the Funds to Schedule A to the Advisory Agreement will be filed by subsequent amendment.

Comment 16.	Please confirm that the Board does not expect to approve the imposition of any 12b-1 fees during the Funds’ first 12 months of operations.

Response:	The Registrant so confirms.

Comment 17.	Please disclose the names and weights of the three largest issuers that were included in each Fund’s index as of a recent date.

Response:	The requested disclosure has been added for each Fund.

Comment 18.
In the last paragraph under “Principal Investment Strategies,” please revise the last sentence to indicate that each Fund will invest at least 80% of its total assets in the component securities of its respective index.

Response:	The requested changes have been made.

Comment 19.	In the “Lending Portfolio Securities” section of the SAI, please clarify that securities lending is limited to 1/3 of the Fund’s assets.

Response:
The first sentence of the aforementioned section has been revised and now reads as follows: “The Fund may lend portfolio securities to certain creditworthy borrowers in U.S. and non-U.S. markets in an amount not to exceed one third (33 1/3%) of the value of its total assets.”

Comment 20.
Please clarify the securities lending limitation in the “Investment Restrictions - Lending” section, as the current disclosure implies that securities lending is an exception to the 33 1/3% borrowing limitation.

Response:
The above-referenced disclosure has been revised as follows below. The Registrant further notes that, as described in response to Comment #19, the SAI now clarifies the limits applicable to securities lending. Additionally, the Registrant notes that the “Investment Restrictions - Lending” disclosure pertains to all lending by the Fund and not solely securities lending; item (iii) exists to clarify that securities lending is permissible lending by the Fund (subject to applicable limits):

Lending. Under the 1940 Act, a fund may only make loans if expressly permitted by its investment policies. The Fund’s current investment policy on lending is as follows: the Fund may not make loans if, as a result, more than 33 1/3% of its total assets would be lent to other parties, except that the Fund may: (i) purchase or hold debt instruments in accordance with its investment objective and policies; (ii) enter into repurchase agreements; and (iii) engage in securities lending subject to the limitations ~~as~~ described in its SAI.

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If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586 or W. Thomas Connor of Reed Smith LLP at (202) 414-9208.

Sincerely,

/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust